Amplitude, Inc.

201 Third Street, Suite 200

San Francisco, CA 94103

September 17, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten, Staff Attorney

Larry Spirgel, Office Chief

Joyce Sweeney, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Amplitude, Inc. Registration Statement on Form S-1 (File No. 333-259168)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-259168) (as amended, the “Registration Statement”) of Amplitude, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on September 21, 2021, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad J. Freese at (650) 463-3060 or Kathleen M. Wells at (650) 463-2677.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

AMPLITUDE, INC.

By:	/s/ Spenser Skates
Spenser Skates
Chief Executive Officer

cc:	Elizabeth Fisher, Amplitude, Inc.

Tad J. Freese, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP

Bradley C. Weber, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP

[Signature Page to Acceleration Request]